UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street
Royal Bank Plaza	1 Place Ville Marie
Toronto, Ontario	Montreal, Quebec
Canada M5J 2J5	Canada H3B 3A9
Attention: Senior Vice-President,	Attention: Senior Vice-President,
Associate General Counsel	Associate General Counsel
& Secretary	& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: March 4, 2021	By:	/s/ Karen McCarthy
	Name:	Karen McCarthy
	Title:	Senior Vice-President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2020 Annual Report